SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of January, 2018

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

CENTRAIS ELETRICAS BRASILEIRAS S/A

CNPJ: 00.001.180/0001-26

PUBLIC COMPANY

 Centrais Elétricas Brasileiras S/A (“Companhia” ou “Eletrobras) hereby informs its shareholders and the market in general that, received on January 16, 2018, from Comissão de Valores Mobiliários - CVM, the Official Letter nº 20/2018/CVM/SEP/GEA-1, regarding the news published in the newspaper O Estado de São Paulo, Economy & Business section, under the title: “Judicial disputes may push Eletrobras’ privatization to 2019”, which contains the information transcribed at the end of this market announcement.

In compliance with the aforementioned Official Letter, the Company clarifies that:

1. The Company disclosed a Relevant Fact on November 29, 2017, which refers to Official Letter 817/2017/GM-MME and the latter to Information Note No. 3/2017/AEPED/MME, which contains all the information that was provided to the Company by the controlling shareholder, Federal Goverment, regarding Eletrobras’ potential privatization;

2. The Relevant Fact in reference and the documents referenced therein have been properly filed with the Securities and Exchange Commission - CVM, US Securities and Exchange Commission - SEC, The New York Stock Exchange - NYSE and the Latibex Stock Exchange, as well as being available on Eletrobras’ website (www.eletrobras.com/ir);

3. The news includes information on lawsuits filed by third parties against a provisional measure issued by the President of the Republic, which is not under Eletrobras’ control and neither the controlling shareholder it self, nor the possible judicial decisions that may result from these judicial measures;

4. In any event, due to the disclosed news, the Company sent new correspondence to the controlling shareholder, Federal Government, in order to clarify if there is new information regarding Eletrobras’ privatization process that should be disclosed to the market, pursuant to CVM Instruction 358/2002, and shall keep the market informed, as appropriate;

5. The information officially available to the Company, to this date, has been properly disclosed through channels established by applicable Brazilian and foreign legislation.

Rio de Janeiro, January 17, 2018.

Armando Casado de Araujo

CFO and Investor Relations Officer

MARKET ANNOUNCEMENT

Free Translation of the Official Letter nº 20/2018/CVM/SEP/GEA-1

Rio de Janeiro, January 16, 2018.

“Subject: Request for clarification on news”

Dear Officer,

1.  Regarding the news published on this date, in the newspaper O Estado de São Paulo, Economy & Business section, under the title: “Judicial disputes may push Eletrobras’ privatization to 2019” which includes the following statements:

The Federal Attorney General's Office (AGU) and the Lower House appealed yesterday to the Federal Supreme Court (STF) to try to overturn the decision that suspended Provisional Measure 814/2017, which allows the privatization of Eletrobrás and its subsidiaries. For analysts, a possible legal battle, coupled with the difficulties of the Planalto in approving the pension reform in Congress, may leave the sale of electricity to the next government.

2.  In this regard, we request a statement from the company regarding the veracity of the news and, if so, explain the reasons why it was not considered a Relevant Fact, as well as comment on other information considered important on the subject.

3.  We also remind you of the obligation set forth in the sole paragraph of art. 4 of CVM Instruction No. 358/02, to inquire of the Company's management and controlling shareholders, as well as all other persons with access to relevant acts or relevant facts, with the purpose of ascertaining whether they would have knowledge of information that should be disclosed to the market.

4.  Such manifestation should occur through the system Empresas.NET, category: Comunicado ao Mercado, type: Esclarecimentos sobre questionamentos da CVM/B3, subject: Notícia Divulgada na Mídia, which should include the transcription of this letter.

5.  We hereby warn that, according to the Superintendence of Corporate Relations, in the use of its legal attributions, and based on item II of article 9, Law 6,385/76 and CVM Instruction 452/07, a fine of BRL 1,000.00 (one thousand reais) may be applied, without prejudice to other administrative sanctions, for non-compliance with the requirement contained in this letter, sent exclusively by e-mail, until 01.17.2018, notwithstanding the provisions of sole paragraph of art. 6 of CVM Instruction 358/02.

Regards,”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 17, 2018
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.